AB 3/17

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
49003

KH 3/16

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Kendrick Pierce & Company Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

511 West Bay Street, Suite 300
(No. and Street)

Tampa (City) Florida (State) 33606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Russell L. Hunt (813) 254-4602
(Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hacker, Johnson & Smith PA
(Name – of individual, state, last,first, middle name)

500 North Westshore Boulevard, Suite 1000, Tampa, Florida 33609
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

[redacted]

11020370

FOR OFFICIAL USE ONLY

- *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB* control number.

Securities and Exchange Commission
Washington, D.C. 20549:

I, the undersigned officer of Kendrick Pierce & Company Securities, Inc., affirm that, to the best of my knowledge and belief the accompanying financial statements and accompanying schedules pertaining to the firm of Kendrick Pierce & Company Securities, Inc., as of December 31, 2010, are true and correct. I further affirm that neither the Company, nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Kendrick Pierce & Company Securities, Inc.

Russell L. Hunt, Chief Executive Officer

Sworn to and subscribed before me this
28th day of February, 2011.

(Signature of Notary Public)

LISA E. DELLA BELLA
MY COMMISSION # DD 638220
EXPIRES: June 2, 2011
Bonded Thru Notary Public Underwriters

Personally known: ✓

This report ** contains (check all applicable boxes):

- x (a) Facing page.
- x (b) Statement of Financial Condition.
- x (c) Statement of Income.
- x (d) Statement of Cash Flows.
- x (e) Statement of Changes in Stockholder's Equity.
- ___ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- x (g) Computation of Net Capital.
- ___ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ___ (i) Information Relating to the Possession or control Requirements under Rule 15c3-3.
- ___ (j) A Reconciliation, including appropriate explanation, of Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ___ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x (l) And Oath or Affirmation.
- x (m) A copy of SIPC Supplemental Report.
- x (n) A report describing any material inadequacies found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portion of this filing. see section 240.17a-5(e)(3).*

HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Fort Myers
Orlando
Tampa

Certified Public Accountants

Independent Auditors' Report

Kendrick Pierce & Company Securities, Inc.
Tampa, Florida:

We have audited the accompanying statement of financial condition of Kendrick Pierce & Company Securities, Inc. (the "Company") at December 31, 2010, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA
Tampa, Florida
February 24, 2011

500 North Westshore Boulevard, Post Office Box 20368, Tampa, Florida 33622-0368, (813) 286-2424
A Registered Public Accounting Firm

KENDRICK PIERCE & COMPANY SECURITIES, INC.

Statement of Financial Condition

December 31, 2010

Assets	
Cash	$ 113,859
Certificate of deposit	8,321
Other assets	75,000
Accounts receivable	56,100
Total	$ 253,280
Liabilities and Stockholder's Equity	
Liabilities:	
Accounts payable	46,710
Contingencies (Note 4)	
Stockholder's equity:	
Common stock, $.01 par value; 1,000,000 shares authorized; 1,000 shares issued and outstanding	10
Additional paid-in capital	305,008
Accumulated deficit	(98,448)
Total stockholder's equity	206,570
Total liabilities and stockholder's equity	$ 253,280

See accompanying notes to financial statements.

KENDRICK PIERCE & COMPANY SECURITIES, INC.

Statement of Income

Year Ended December 31, 2010

Revenues:	
Fee income	$ 598,299
Other income	13,642
Total revenue	611,941
Expenses:	
Management fees paid to parent	75,000
Regulatory fees	12,196
Professional fees	7,249
Other	3,478
Total expenses	97,923
Net income	$ 514,018

See accompanying notes to financial statements.

KENDRICK PIERCE & COMPANY SECURITIES, INC.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2010

	Common Stock		Additional Paid-In	Accumulated	Total Stockholder's
	Shares	Amount	Capital	Deficit	Equity
Balance at December 31, 2009	1,000	$ 10	305,008	(204,466)	100,552
Net income	-	-	-	514,018	514,018
Dividends	-	-	-	(408,000)	(408,000)
Balance at December 31, 2010	1,000	$ 10	305,008	(98,448)	206,570

See accompanying notes to financial statements.

KENDRICK PIERCE & COMPANY SECURITIES, INC.

Statement of Cash Flows

Year Ended December 31, 2010

Cash flows from operating activities:	
Net income	$ 514,018
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in certificate of deposit	(170)
Increase in accounts receivable	(5,273)
Increase in other assets	(74,987)
Increase in accounts payable	11,207
Net cash provided by operating activities	444,795
Cash flows from financing activity-	
Cash dividends paid	(408,000)
Net increase in cash	36,795
Cash at beginning of year	77,064
Cash at end of year	$ 113,859

See accompanying notes to financial statements.

(1) Nature of Business and Summary of Significant Accounting Policies

Nature of Business. Kendrick Pierce & Company Securities, Inc. (the "Company"), a Florida corporation, is a wholly-owned subsidiary of Kendrick Pierce & Company, Inc. ("Parent"). The Company is a securities broker/dealer and provides capital raising, financial advisory services and merger and acquisition advisory services.

Management has evaluated all significant events occurring subsequent to the balance sheet date through February 24, 2011, which is the date the financial statements were available to be issued, determining no events require additional disclosure in the financial statements.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition. The Company recognizes revenue from investment banking and advisory services upon completion of the related transactions.

Income Taxes. The stockholders of the Company have elected to be taxed as an S-Corporation. For federal and state income tax purposes, all items of income and expense flow through to its stockholders, therefore no provision for income taxes is reflected in these financial statements.

GAAP sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions.

A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management's judgment. The Company's status as an S Corporation is defined as a tax position under this accounting guidance. As of December 31, 2010, management is not aware of any uncertain tax positions that would have a material effect on the Company's financial statements.

(continued)

(1) Nature of Business and Summary of Significant Accounting Policies, Continued

Income Taxes, Continued. The Company recognizes interest and penalties on income taxes as a component of income tax expense, should such an expense be realized.

The Company files a U.S. Income Tax Return for an S Corporation. With few exceptions, the Company is no longer subject to U.S. federal income tax examination by the Internal Revenue Service for years before 2007.

(2) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness must not exceed net capital as those terms are defined by a ratio of more than 15 to 1. At December 31, 2010, the Company's minimum net capital requirement was $5,000. The Company's net capital computed in accordance with the Rule of the Commission amounted to $75,470 and the Company had $46,710 of aggregate indebtedness at December 31, 2010 and the ratio of aggregate indebtedness to net capital was .62 to 1.

(3) Related Party Transactions

During the year ending December 31, 2010, the Parent provided the Company with certain administrative, operational and managerial services at a cost of $75,000.

(4) Contingencies

Various legal claims also arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Company's financial statements.

KENDRICK PIERCE & COMPANY SECURITIES, INC.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2010

NET CAPITAL		
Total stockholder's equity		$ 206,570
Deductions and/or changes:		
Receivables	$ 56,100	
Other assets	75,000	131,100
Net capital before haircuts on securities positions		75,470
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1)		
Trading and investment securities:		
Blockage	-	
Other securities	-	
Undue concentration	-	-
Net capital		$ 75,470
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (based on aggregate indebtedness)		$ 3,114
Minimum net capital required of reporting broker or dealer		$ 5,000
Net capital requirement (greater of above)		$ 5,000
Excess net capital		$ 70,470
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition - Accounts payable		46,710
Total A.I. Liabilities from Statement of Financial Condition		46,710
Less adjustment based on Deposits in Special Reserve Bank Accounts		-
Total aggregate indebtedness		$ 46,710
Ratio aggregate indebtedness to net capital		.62 to1

RECONCILIATION OF SUPPORTING SCHEDULES WITH MOST RECENT PART II FILING

There are no material differences between the computation of net capital pursuant to Rule 15c3-1. Included in amended Form X-17A-5 Part II as previously filed with the commission and the schedules contained herein.

HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Fort Myers
Orlando
Tampa

Certified Public Accountants

Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

February 24, 2011

Kendrick Pierce & Company Securities, Inc.
Tampa, Florida

In planning and performing our audit of the financial statements and supplemental schedule of Kendrick Pierce & Company Securities, Inc. (the "Company"), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

500 North Westshore Boulevard, Post Office Box 20368, Tampa, Florida 33622-0368, (813) 286-2424
A Registered Public Accounting Firm

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Fort Myers
Orlando
Tampa

Certified Public Accountants

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Kendrick Pierce & Company Securities, Inc.
511 West Bay Street, Suite 300
Tampa, Florida 33606

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2010, which were agreed to by Kendrick Pierce & Company Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Kendrick Pierce & Company Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7T). Kendrick Pierce & Company Securities, Inc.'s management is responsible for Kendrick Pierce & Company Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries by agreeing amounts to image of canceled checks noting no difference;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, with the amounts reported in Form SIPC-7T for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers by agreeing amounts to the income statement for the year ended December 31, 2010 and the respective quarterly FOCUS reports noting no differences;

500 North Westshore Boulevard, Post Office Box 20368, Tampa, Florida 33622-0368, (813) 286-2424
A Registered Public Accounting Firm

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers by reviewing the Form SIPC-7T worksheet supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA
Tampa, Florida
February 24, 2011